NORWEGIAN CRUISE LINE HOLDINGS LTD.

7665 Corporate Center Drive

Miami, Florida 33126

August 7, 2013

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Max Webb

Re:	Request for Effectiveness for Norwegian Cruise Line Holdings Ltd.

Registration Statement on Form S-1 (File No. 333-190258)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Norwegian Cruise Line Holdings Ltd. (the “Registrant”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m. Washington, D.C. time, on Thursday, August 8, 2013, or as soon thereafter as possible.

On behalf of the Registrant, the undersigned acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant:

1.	Should the United States Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (305) 436-4000.

[Signature page follows]

Very truly yours, NORWEGIAN CRUISE LINE HOLDINGS LTD.

By:	/s/ Daniel S. Farkas
	Name:	Daniel S. Farkas
	Title:	Senior Vice President and General Counsel